

February 4, 2011

Mr. Stanton D. Sloane
President and Chief Executive Officer
SRA International, Inc.
4300 Fair Lakes Court
Fairfax, VA 22033

> **Re:** **SRA International, Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2010**
> **Filed August 12, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 17, 2010**
> **File No. 001-31334**

Dear Mr. Sloane:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 28

1.   We note in your discussion of revenue, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, you disclose that fiscal 2010 revenue growth was driven by an increase in services in your federal government contracting business offset by declines in sales in your ERA aviation

business, but you give no indication as to the relative impact of each factor. Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

Income Taxes, page 30

2.   We note your current discussion of income taxes for fiscal 2010 on an adjusted basis. If non-GAAP results are discussed in MD&A, they should not be discussed in isolation. As such, supplemental discussions should not be presented with greater prominence than the discussion of GAAP results required by Item 303 of Regulation S-K. In this regard, tell us how you considered also providing a discussion of your income taxes as reported. Similar concerns apply to your discussion of operating margin, as adjusted, on page 24.

Item 11. Executive Compensation (incorporated by reference to definitive proxy statement)

Compensation Discussion and Analysis

Stock Option and Restricted Stock Equity Awards, page 23

3.   We refer to your letter dated January 27, 2009, in which you indicated, in response to our prior comment 21, that you would disclose the specific elements of performance assessed in determining equity awards. We are unable to locate the aforementioned disclosure. Please advise.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (incorporated by reference to definitive proxy statement)

Beneficial Ownership of Common Stock, page 3

4.   Consistent with Item 403 of Regulation S-K, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by Artisan Partners Limited Partnership, BlackRock, Inc., Columbia Wanger Asset, EARNEST Partners, LLC, Janus Capital Management, LLC, Perkins Investment Management LLC and Royce & Associates, LLC.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 17. Quarterly Financial Data (Unaudited), page 71

5.   We refer to your letter dated January 27, 2009, in which you indicated, in response to our prior comment 12, that you would present cost of services as allowed by SAB Topic 6.G. in future filings. Please tell us how your disclosure reflects the assertion made in your

January 27, 2009 letter and tell us how you concluded that your disclosures comply with Question 3 of SAB Topic 6.G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Michael Johnson, Attorney-Advisor, at (202) 551-3477 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief